SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 197th Board of Directors’ Meeting” dated on August 15, 2011.

(São Paulo – Brazil; August 15, 2011) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: VIV; BOVESPA: TLPP) hereby informs the Minutes of the 197th Board of Directors’ Meeting held on August 15, 2011:

1. DATE, TIME AND PLACE: On August 15, 2011, at 9:00 a.m., at the Company’s headquarters located at Rua Martiniano de Carvalho, 851, in the city and state of São Paulo.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board.

3. ATTENDANCE: These minutes were signed by the attending Board Members, according to the article 19, paragraph 4 of Bylaws, representing a quorum required for installation and deliberation.

4. AGENDA AND RESOLUTIONS: Share Buyback Program for subsequent cancellation, disposal or to be held in treasury.

The Management analysed the market conditions and understood appropriate to initiate a share buyback program also in relation to common shares, similar to that made to the preferred shares.

Therefore, the Board of Directors, in accordance with article 17, item XV of Bylaws, by unanimous approved a proposal to start a Share Buyback Program (“Program”), for subsequent cancellation, disposal or to be held in treasury, as pursuant in CVM Instruction Nr. 10/80 as amended, having been authorized as follows:

(i) Program Objective: acquisition of common shares issued by the Company to be held in treasury and subsequent disposal and/or cancellation, without reduction in the capital stock. The Board understands that such operations are convenient and attend the Company´s interest, in view of the shares market price in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, because of the current economic instability on the world stage. The share buyback to be held in treasury presents itself as a profit opportunity for shareholders.

It is proposed that the repurchase be effected through the use of part of existing capital reserve on June 30, 2011, except the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80. The acquisitions will be realized in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, within legal limits.

(ii) Quantity of Shares to be acquired: until a maximum of 2,900,000 (two million nine hundred thousand) common shares, which account for less than 10% of the outstanding shares on this date;

(iii) Quantity of Outstanding Shares: 31,249,000 common shares, without considering the shares held by controller shareholders; and

(iv) Deadline to realize the operation: until October 20, 2011.

(v) Brokerage: the operation will be realized through the following broker: Bradesco Corretora S.A. CTVM, headquarter at Avenida Paulista, 1.450 / 7th floor – São Paulo/SP.

The Board authorized the Company’s Directors to perform all necessary acts for the total effectiveness of the operation.

5. CLOSING: As no matters were left to be discussed, the meeting was adjourned, of which these minutes were drawn up, read and approved, was signed by the presents.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 15, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director